

May 10, 2012

<u>Via E-mail</u>
Mr. Richard G. Stifel
Chief Financial Officer
Big Cat Energy Corporation
121 W. Merino Street
Upton, WY 82730

      Re: **Big Cat Energy Corporation**
             Form 10-K for Fiscal Year Ended April 30, 2011
             Filed July 28, 2011
             File No. 0-49870

Dear Mr. Stifel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/H. Roger Schwall

             H. Roger Schwall
             Assistant Director